FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 25, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notifiable Share Interest in
Addex Pharmaceuticals Limited

GlaxoSmithKline plc (GSK) announces that on 25 September 2008 SR One, Limited, a wholly owned US-registered subsidiary of GSK, increased to 3.0% its interest in the issued common share capital of Addex Pharmaceuticals Limited (“Addex”), a biopharmaceuticals company located in Switzerland and whose shares are traded on the SWX Swiss Exchange. GSK’s interest, which is held entirely by SR One, Limited, now comprises 175,951 common shares of Addex.

This increased interest became disclosable under the rules of the SWX Swiss Exchange upon reaching 3% of the issued share capital of Addex, and an announcement regarding this increased holding is therefore due to be made to the
SWX Swiss Exchange on 25 September 2008. The additional 6,820 common shares in Addex, which increased GSK’s interest above the 3% disclosable threshold and to its present holding, were acquired in the market for cash at a price of CHF 49.2807 per share.

Simon Bicknell
Company Secretary

25 September 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 25, 2008

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc